Exhibit 99.2

TAL EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: TAL)

________

NOTICE OF ANNUAL GENERAL MEETING

To Be Held on August 23, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of TAL Education Group (the “Company”) will be held at 15/F Danling SOHO, No. 6 Danling Street, Haidian District, Beijing on August 23, 2021 at 10:00AM (Beijing time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on July 23, 2021, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://en.100tal.com/investor, or by contacting TAL Education Group, 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China, telephone: +86 10-5292-6658, email: ir@100tal.com.

By Order of the Board of Directors,

/s/ Yunfeng Bai
Yunfeng Bai
Chairman and President

Beijing, China

August 16, 2021